Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	Mr. Ed Job, CFA - Account Manager
Email: info@hengdatile.com	Phone: +1-646-213-1914
Email: ed.job@ccgir.com
Mr. Crocker Coulson, President
Phone : +1-646-213-1915
www.ccgirasia.com

China Ceramics Co., Ltd. Purchases 996,051 Public Warrants

Jinjiang, Fujian Province, China, June 1, 2010 – China Ceramics Co., Ltd. (OTC Bulletin Board: CCLTF, CCLWF, CCLUF) ("China Ceramics" or the "Company"), a leading manufacturer of ceramic tiles in China, which are used for exterior siding, interior flooring, and design in residential and commercial buildings, today announces that it purchased 996,051 public warrants from four warrant holders (all managed by a single entity) at a price of $1.00 per warrant in privately negotiated transactions.  The Company did not pay any fees in connection with the purchase of the warrant.

As of May 28, 2010, after giving effect to the repurchase of the warrants, there were 11,803,949 outstanding public warrants.

“We are pleased with this transaction which we believe creates value for all our shareholders,” said Mr. Jiadong Huang, Chief Executive Officer of China Ceramics. “We will continue to work with our financial advisors and board of directors to further optimize our capital structure in the quarters ahead.”

About China Ceramics Co., LTD

China Ceramics Co., Ltd., formerly China Holdings Acquisition Corp., is a leading manufacturer of ceramic tiles in China. The company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the Hengda or “HD” brand, are available in over 2000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, statements regarding China Ceramics’ acquisition strategies, timing of development projects and efforts to achieve business growth, improvement on profit margin and anticipated revenue growth.  Actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, and various other factors beyond the Company’s control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  China Ceramics undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.
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